MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2017
SUBJECT:	Response to Comments to the registration statement filed on Form N-1A on June 6, 2017 (the "Registration Statement") for JNL Series Trust ("JNLST" or "Registrant") File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 25, 2017 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please update the series and class identifiers in Edgar to deactivate or update the Funds that are being merged away or otherwise undergoing fund name changes, effective September 25, 2017.

RESPONSE: The Registrant confirms that the series and class identifiers for the Funds that are being merged away or are undergoing fund name changes will be deactivated or updated in Edgar, as applicable.

2.	Please confirm that the appropriate disclosures relating to the final liquidity rule per Item 11(c)(7),(8) of N-1A are included in the Registration Statement or update as appropriate.

RESPONSE: The Registrant confirms that appropriate disclosures relating to the final liquidity rule are included in the Registration Statement.

3.
Please provide a brief synopsis of the rationale for changing the name of Class B shares to Class I shares and any other implications resulting from this change, including whether a shareholder vote was solicited.

RESPONSE: At a shareholder meeting held on June 22, 2017, shareholders holding Class A shares of each Fund of JNLST approved an amended and restated distribution plan (the "Amended Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Amended Plan, each Fund's Class A shares will be charged a shareholder services and distribution fee ("12b-1 fee") at the annual rate of 0.30% of the average daily net assets attributable to the Class A shares of the Fund. Consistent with the current distribution plan for JNLST, the current Class B shares of each Fund, which will be re-named Class I shares as of September 25, 2017, will not be subject to the Amended Plan, and thus, will continue to not be charged a 12b-1 fee. Class I shares have the "clean share" name recognition that financial intermediaries are currently seeking in connection with their compliance with the U.S. Department of Labor's fiduciary rule.

4.
Please confirm whether the new Class I shares will be "clean shares," and, if so, please confirm that the disclosures per the Capital Group Letter are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that the new Class I shares are "clean shares." With respect to disclosures required per the Capital Group Letter, the Registrant respectfully notes that such disclosures are inapplicable in the variable annuity context.  As noted in the prospectus, shares of the Funds are presently offered only to separately managed accounts of Jackson and Jackson National Life Insurance Company of New York (collectively, "Separate Accounts") to fund the benefits under certain variable insurance contracts and variable life insurance policies (collectively, "Contracts"), to qualified retirement plans, and to other regulated investment companies. The Separate Accounts, through their various sub-accounts that invest in designated Funds, purchase the shares of the Funds at their net asset value ("NAV") using premiums received on Contracts issued by the insurance company. In other words, brokers (and payments thereto) are not involved in the purchase or sale of Class I shares even though one might consider them "clean shares."  Accordingly, the Registrant declines to make the requested change.

5.	Please provide the annual total returns in the bar chart for only one Class per Instruction 3 to Item 4(b)(2) of Form N-1A.

RESPONSE: The Registrant has considered the comment and notes that it has, throughout the years, provided bar chart information with respect to two classes of shares of the Funds, as applicable. The reason for this practice is that not every insurance product for which the Funds are underlying investments offer both share classes. Thus, the Registrant intends to continue to show both share classes in the Registration Statement.

6.	Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several Funds, please identify which changes were made.

RESPONSE: The Registrant intends to make conforming changes throughout the prospectus, as applicable, for the relevant Funds, as identified in this letter.

7.
For the Funds that list securities lending risk as a principal risk, please confirm if the risk is appropriate and please consider moving this risk to the statutory prospectus. If the risk is a principal risk of any Fund, please add corresponding disclosure to the Principal Investment Strategies.

RESPONSE: The Registrant has reviewed and has confirmed that for each fund that has securities lending as a principal risk, the risk is located in the appropriate section of the prospectus and has added corresponding disclosure to the principal investment strategy, as applicable.

B.	Prospectus Comments

1.
JNL/American Funds Balanced Fund, JNL/American Funds Blue Chip Income and Growth Fund, JNL/American Funds Global Bond Fund, JNL/American Funds Global Small Capitalization Fund, JNL/American Funds Growth-Income Fund, JNL/American Funds International Fund, and JNL/American Funds New World Fund

a.	In the Portfolio Turnover section, please supplementally explain the data point of the second table and update accordingly in the disclosure.

RESPONSE: The Registrant confirms that the data point in second table is the portfolio turnover for the Feeder Fund. The Registrant has updated the disclosure.

2.	JNL Multi-Manager Alternative Fund

a.	Please confirm that the Class I shares were not previously offered and will be offered for the first time beginning September 25, 2017.

RESPONSE: The Registrant confirms that Class I shares will be offered for the first time on September 25, 2017.

b.	Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(b)(2)(iii).

RESPONSE: The Registrant has considered the Fund's benchmark, the Wilshire Liquid Alternative Index and believes it to be sufficiently broad-based. The Wilshire Liquid Alternative Index is a diversified index comprised of the broad universe of liquid alternative mutual funds, weighted by fund size, and is unaffiliated with the adviser and the sub-adviser.

3.	JNL/ClearBridge Large Cap Growth Fund

a.	In the Principal Investment Strategies section, please clarify that the phrase "other investments with similar characteristics" are equity securities.

RESPONSE: The Registrant has added the underscored to the current disclosure:

Principal Investment Strategies. Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities or other equity investments with similar economic characteristics of U.S. companies with large market capitalizations.

b.
Please add disclosure to the Principal Investment Strategies section relating to the Fund's use of illiquid investments to correspond to the risks listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant confirms that liquidity risk is not a principal investment strategy of the Fund.  Accordingly, the Registrant has moved this risk to the statutory prospectus under the section entitled, "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."

4.
JNL/DFA Growth Allocation Fund, JNL/DFA Moderate Growth Allocation Fund, JNL/DFA U.S. Core Equity Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Mellon Capital MSCI KLD 400 Social Index Fund, JNL/Mellon Capital S&P 1500 Growth Index Fund, JNL/Mellon Capital S&P 1500 Value Index Fund, JNL/Mellon Capital Consumer Staples Sector Fund, JNL/Mellon Capital Industrials Sector Fund, JNL/Mellon Capital Materials Sector Fund, JNL/Mellon Capital Real Estate Sector Fund, JNL S&P 500 Index Fund, JNL/Mellon Capital Utilities Sector Fund, JNL/T. Rowe Price Value Fund, JNL/Vanguard U.S. Stock Market Index Fund, JNL/Vanguard International Stock Market Index Fund, JNL/Vanguard Global Bond Market Index Fund, JNL/Vanguard Moderate Allocation Fund, JNL/Vanguard Growth Allocation Fund, JNL/WMC Government Money Market Fund, JNL/S&P Mid 3 Fund, and JNL/S&P International 5 Fund

a.
As per Instruction 3(e) to Item 3 of Form N-1A, please revise the footnote relating to the contractual waiver to remove the language relating to the Adviser's ability to eliminate the contractual waiver within 30 days prior to the end of the current term of the waiver or explain how this language is in compliance with the requirements of Form N-1A.

RESPONSE:  The Registrant has made the requested change.

5.	JNL/DoubleLine(R) Core Fixed Income Fund

a.	Please confirm that the short sales expenses are included in "Other Expenses" given the Fund's strategy and that a line item for "Acquired Fund Fees and Expenses" ("AFFE") is not warranted.

RESPONSE: The Registrant confirms that the Fund does not have AFFE and that short sales expenses are included in the line item "Other Expenses" to the extent required.

b.	Please provide disclosure in the corporate loan and bank loan risk that there may be settlement risk because certain loans take longer than 7 days to settle.

RESPONSE: The Registrant has made the requested change.

c.
Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk, inflation-indexed securities risk, real estate investment risk, and restricted securities risk, listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made applicable changes with regard to the following risks: financial services risk, inflation-indexed securities risk, and real estate investment risk.

With regard to restricted securities risk, the Registrant respectfully declines to add disclosure to the Principal Investment Strategies. The Registrant believes, that while it is not a principal investment strategy for the Fund to invest in restricted securities, it often is the case that the asset classes pursued as part of the principal investment strategy may include a number of restricted securities. Accordingly, the Registrant believes that the inclusion of restricted securities risk is appropriate.  The Fund has revised the "Principal Investment Strategies" disclosure with respect to inflation-indexed securities risk.

6.	JNL/GQG Emerging Markets Equity Fund

a.	Please add disclosure to the Principal Investment Strategies section to correspond to the liquidity risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

7.
JNL/Mellon Capital S&P 1500 Growth Index Fund, JNL/Mellon Capital S&P 1500 Value Index Fund, JNL/Mellon Capital Consumer Staples Sector Fund, JNL/Mellon Capital Industrials Sector Fund, JNL S&P 500 Index Fund, JNL/Mellon Capital S&P 400 MidCap Index Fund, JNL/Mellon Capital Small Cap Index Fund, JNL/Mellon Capital Small Cap Index Fund, JNL/Mellon Capital Materials Sector Fund, JNL/Mellon Capital Real Estate Sector Fund, JNL/Mellon Capital Utilities Sector Fund, and JNL/T. Rowe Price Mid-Cap Growth Fund

a.	Please change all references to market capitalizations from million to billions.

RESPONSE: The Registrant has made the requested change.

8.	JNL/Mellon Capital S&P 1500 Growth Index Fund, JNL/Mellon Capital S&P 1500 Value Index Fund, and JNL S&P 500 Index Fund

a.	Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

9.	JNL/PIMCO Income Fund

a.	Please confirm that the short sales expenses are included in "Other Expenses" given the Fund's strategy and that a line item for "Acquired Fund Fees and Expenses" ("AFFE") is not warranted.

RESPONSE: The Registrant confirms that the Fund does not have AFFE and that short sales expenses are included in "Other Expenses."

b.	Please add disclosure to the Principal Investment Strategies section to correspond to the liquidity risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant confirms that the liquidity risk is not principal investment strategy of the Fund.  Accordingly, the Registrant has moved this risk to the statutory prospectus under the section entitled, "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."

10.	JNL/Vanguard Capital Growth Fund, JNL/Vanguard Equity Income Fund, JNL/Vanguard International Fund, and JNL/Vanguard Small Company Growth Fund

a.	Please provide more detail on how the master funds address all the principal risks.

RESPONSE: The Registrant considered the comment and revised the disclosure where possible.  The Registrant respectfully notes that because the JNL/Vanguard Funds are "feeder" funds that invest exclusively in their respective Vanguard "master" funds, the disclosure in the Registrant's prospectus should not (and does not) deviate materially from the disclosure in the master funds' prospectus.

11.	JNL/Vanguard Global Bond Market Index Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the emerging markets and less developed countries risk, forward foreign currency exchange contracts risk, and high yield bonds, lower-rated bonds, and unrated securities risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

12.	JNL/Vanguard Moderate Allocation Fund, JNL/Vanguard Moderate Growth Allocation Fund, and JNL/Vanguard Growth Allocation Fund

a.	Please explain to investors what it means for the sub-adviser to invest in ETFs in excess of the 1940 Act limits on investment in other investment companies as instructed by the Adviser.

RESPONSE: The Registrant has made the requested change.

b.	Please provide a geographic summary of investment in the Principal Investment Strategy section.

RESPONSE: The Registrant has made the requested changes.

c.	Please add disclosure to the Principal Investment Strategies section to correspond to the liquidity risk and settlement risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

13.	JNL/AB Dynamic Asset Allocation Fund, JNL/AQR Managed Futures Strategy Fund, and JNL/BlackRock Global Allocation Fund only

a.
Please confirm whether the term "Subsidiary," as it refers to the wholly owned and controlled subsidiary of each applicable Fund, includes all subsidiaries of that Fund or if it includes only one Cayman subsidiary.

RESPONSE:  The Registrant confirms that the term "Subsidiary" for each applicable Fund includes only one Cayman subsidiary.

b.
Please disclose that the Funds comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Registration Statement includes disclosure that the Funds and their respective Subsidiaries are subject to the same fundamental and non-fundamental investment restrictions and will comply, on an aggregate basis, with the asset coverage requirements under the 1940 Act.

c.
Please disclose that each investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to a Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the Registration Statement includes appropriate disclosure regarding this topic. The Registrant also confirms that the investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the Registration Statement in the Rule 485(b) filing.

d.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each of the Fund's Subsidiaries.

RESPONSE:  The Registrant confirms that the Registration Statement includes appropriate disclosure regarding this topic.  State Street Bank and Trust Company is the custodian for JNL/AB Dynamic Asset Allocation Fund Ltd., the Cayman Islands subsidiary for the JNL/AB Dynamic Asset Allocation Fund. JPMorgan Chase Bank, N.A. is the custodian for JNL/AQR Managed Futures Strategy Fund Ltd., the Cayman Islands subsidiary for the JNL/AQR Managed Futures Strategy Fund. and the JNL/BlackRock Global Allocation Fund Ltd., the Cayman Islands subsidiary for the JNL/BlackRock Global Allocation Fund.

e.
Disclose: (1) whether each Fund with a Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if a Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income.  (2) As disclosed in the section entitled "Tax risk (for JNL/AB Dynamic Asset Allocation Fund, JNL/AQR Managed Futures Strategy Fund, and JNL/BlackRock Global Allocation Fund only)," under the section entitled "Glossary of Risks," the Registrant is relying on an opinion of special tax counsel that the annual net income, if any, realized by a Subsidiary and imputed for income tax purposes to its parent Fund should constitute "qualifying income" for purposes of the Fund's qualification as a RIC.

f.
Disclose, as appropriate, whether any of a Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of a Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.

RESPONSE:  The Registrant confirms that the Registration Statement includes this disclosure.

g.	Confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.
RESPONSE:  The Registrant confirms that the financial statements of each Cayman Subsidiary are consolidated with those of the respective Fund.

h.
Confirm in correspondence that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

RESPONSE:  The Registrant so confirms.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File